2884 Sand Hill Road	T	650.234.6000
Suite 200
Menlo Park, CA 94025
roberthalf.com

May 13, 2015
U.S. Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C. 20549

Attention: Larry Spirgel, Assistant Director

Re:	Robert Half International Inc. Form 10-K for Fiscal Year Ended December 31, 2014 Filed February 13, 2015
File No. 001-10427

Ladies and Gentlemen:
This letter responds to SEC Staff comments regarding the Form 10-K for the fiscal year ended December 31, 2014, of Robert Half International Inc. (the “Company”) filed on February 13, 2015. For your convenience, we have restated the comments contained in the Staff’s letter dated April 29, 2015, in bold font. Below are our corresponding responses to the comments.
Form 10-K for Fiscal Year Ended December 31, 2014
Management’s Discussion and Analysis of Financial Condition and Results of Operations, pages 13-21

1.
In future filings, please enhance your MD&A to discuss the likely impact of known trends, demands, commitments, events or uncertainties that are reasonably likely to have material effects on your financial condition or results of operations. For example, we note that your business is exposed to the impact of foreign exchange fluctuations. However, you do not provide a thorough discussion of how you believe this known trend will affect your revenues or income in future periods. Further, we note that you have invested heavily in headcount and your IT infrastructure over the last several quarters. However, you do not discuss your investment initiatives and your expectations regarding ongoing investments in these areas. Note that disclosure is mandatory where there is a known trend or uncertainty that is reasonably likely to have a material effect on your financial condition or results of operations. For more information, refer to the Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations (Release Nos. 33-8350, dated December 29, 2003), and Section III of the Interpretive Rule on Management’s Discussion and Analysis (Release Nos. 33-6835, 34-26831, dated May 18, 1989).

Securities and Exchange Commission
May 13, 2015

2.
Please tell us and disclose the key drivers of your revenue and gross margin growth on a quantified basis discussing any trends, risks, or uncertainties, per Item 303(a)(iii) of Regulation S-K. For example, please describe the impact of changes in pricing rates and number/length of placements on your temporary and consultant staffing services.

RESPONSES 1 and 2:
Exhibit A at the end of this letter contains the Company's proposed MD&A disclosures to be included in future filings effective with the Form 10-Q to be filed for the quarterly period ended June 30, 2015. The proposed disclosures include the following changes:

•
Immediately following the paragraph in the Form 10-K containing the forward-looking statements disclaimers, we will add an “Executive Overview” with the primary intent of identifying and discussing known trends or uncertainties that are reasonably likely to have a material impact on our financial condition and results of operations. The overview will highlight key measures and trends from the period’s financial results; reference macro-economic indicators and/or trends that the Company believes are material to its business; and discuss material investments made, or to be made, by the Company.

•
Within the “Results of Operations” discussion, we will define the key drivers of revenue and gross margin growth on a quantified basis, with an emphasis on those items that we view as material or otherwise meaningful. Where meaningful, we also intend to include statements regarding the expected impacts of these drivers.

•
We will enhance Item 7A. “Quantitative and Qualitative Disclosures About Market Risk” to discuss and quantify further the impact of foreign currency exchange rates on the Company’s results of operations and financial condition.

Consolidated Financial Statements for Fiscal Year Ended December 31, 2014
Notes to Financial Statements
Note A. Summary of Significant Accounting Policies, Revenue Recognition, page 29

3.
We note it is your policy to recognize permanent placement staffing revenue when employment candidates accept offers of permanent employment, notwithstanding the 90-day guarantee period. As this appears to be a probationary or evaluation period, your basis for immediate recognition is unclear. In this regard, it seems when a candidate is placed in an employment position an evaluation is performed by both parties: the candidate and the client. We refer you to the guidance under item (a), Question 1 of SAB Topic 13:A.3.b.

Securities and Exchange Commission
May 13, 2015

RESPONSE 3:
In considering the guidance in Question 1 of SAB Topic 13:A.3.b, we determined that item (a) was not applicable to the facts and circumstances of the Company’s permanent placement activities as the guarantee period offered under the permanent placement arrangement constitutes the client’s “right of return or exchange on the basis of subjective matters” (as described under item (b), Question 1 of SAB Topic 13:A.3.b) rather than representing a trial or evaluation period.

The Company’s permanent placement services are offered to clients pursuant to contractual arrangements whereby the Company’s performance obligations are complete and client acceptance occurs when a candidate accepts the client’s offer of full-time employment. There are no additional services required of the Company after the candidate accepts the position offered by the client. Fees are fixed and determinable at this point and are calculated as a percentage of the new employee’s annual compensation. No fees are charged to the candidate. While clients complete an evaluation of the skills, experience and cultural fit of a candidate prior to extending an offer, the Company also provides a full or partial refund for candidates who do not remain employed with the client for up to 90 days. This right of refund is customary in the permanent placement industry and is fulfilled pursuant to subjective client requests. As such, the Company recognizes revenue in accordance with FASB ASC Subtopic 605-15 as set forth in SAB Topic 13:A.3.b (item (b), Question 1). Based upon the Company’s substantial history with a large volume of relatively similar transactions (over 25,000 placements per year) and current trends, we are able to make reliable and timely estimates to record allowances for estimated refunds for permanent placement candidates who do not remain with clients through the refund period in accordance with the guidelines set forth in SAB Topic 13:A.4.a Question 2.

Note M. Business Segments, page 44

4.
Referencing foreign revenues, please disclose separately material revenues from customers that are attributable to an individual foreign country per ASC 280-10-50-41. We note that you generated 12% of your consolidated 2014 revenues from Europe.

RESPONSE 4:
We acknowledge the guidance in ASC 280-10-50-41 stating that, “If revenues from external customers attributed to an individual foreign country are material, those revenues shall be disclosed separately.” We advise the Staff that the Company’s revenues from external customers attributable to any individual foreign country are not material.
The referenced literature does not offer specific guidance to determine materiality. To assess quantitative materiality, we believe it is reasonable to refer to the 10% tests

Securities and Exchange Commission
May 13, 2015

discussed in ASC 280-10-50-12. We note that no individual foreign country’s revenues exceed 5% of the Company’s total revenues. In considering qualitative factors impacting materiality, we have concluded that, among other things, given the similarity of the Company’s operations within the countries in which it does business, there are no material qualitative factors that suggest disclosure is required. As such, we do not expect to modify our disclosures in Note M – Business Segments in future filings until such time that we determine that an individual foreign country’s revenues are either quantitatively or qualitatively material.

In connection with this response, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please do not hesitate to call me at (650) 234-6221 if you have any questions or would like any additional information regarding this matter.

/s/ M. Keith Waddell

M. Keith Waddell
President and Chief Financial Officer

cc:    Robert Shapiro, Staff Accountant (Securities and Exchange Commission)
Evelyn Crane-Oliver

Securities and Exchange Commission
May 13, 2015

EXHIBIT A – Illustrative Disclosure Example

As previously mentioned, we have edited MD&A as contained in the Company’s Form 10-K for the fiscal year ended December 31, 2014, to illustrate the types of disclosures we anticipate making in future filings. For the reader’s convenience, we have notated new disclosures in bold font and have omitted disclosures that will likely remain unchanged.

Executive Overview

Demand for the Company’s temporary and permanent staffing services and risk consulting and internal audit services is largely dependent upon general economic and labor trends both domestic and abroad. Correspondingly, 2014 financial results were positively impacted by improving global economic conditions, largely driven by improvements in the United States with more modest growth in the non-U.S. markets we serve. Annual net service revenues reached $4.7 billion in 2014, an increase of 11% from the prior year. Full-year 2014 net income increased 21% to $306 million and diluted net income per share increased 23% to $2.26.

We believe that the Company is well positioned to benefit from the current macro environment. The United States economic situation during 2014 was generally favorable for the Company as real gross domestic product (GDP) grew 2.4%, while the unemployment rate declined to 5.6% by year-end. Over the past several years, the increase in temporary workers as a percentage of U.S. employment suggests that more employers are embracing flexible staffing as an important part of managing their labor force. Although some of the trends that have recently benefited the Company’s U.S. business are also present internationally, the gains in many international markets have been more modest.

We monitor various economic indicators and business trends in all of the countries in which we operate to anticipate demand for the Company’s services. We evaluate these trends to determine the appropriate level of investment, including personnel, which will best position the Company for success in the current and future global macro environment. The Company’s investments in headcount are typically structured to proactively support and align with expected revenue growth trends. As such, during the second half of 2014, we added headcount in all of the Company’s lines of business, with particular emphasis on Robert Half Technology.

We have limited visibility into future revenues not only due to the dependence on macroeconomic conditions noted above, but also because of the relatively short duration of the Company’s client engagements (which are measured in weeks and months, not months and years). Accordingly, we typically assess headcount and other investments on at least a quarterly basis. That said, based on current trends

Securities and Exchange Commission
May 13, 2015

and conditions, we do expect broad-based headcount increases to continue through the first half of 2015.

Capital expenditures in 2014 totaled $62 million, approximately 70% of which represented investments in software initiatives and technology infrastructure, both of which are important to the Company’s future growth opportunities. Capital expenditures also included amounts spent on tenant improvements, furniture and equipment in our leased offices. Major software initiatives included upgrades to enterprise resource planning applications and the continued implementation of a global, cloud-based customer relationship management application. Infrastructure and computer hardware initiatives in 2014 focused on delivering mobile technology to our professional staff, upgrading data networks and enhancing video capabilities and telecommunication systems. Our investments in these initiatives are expected to continue in 2015. We currently forecast that 2015 capital expenditures will range from $70 million to $80 million.

Non-GAAP Financial Measures

[The following paragraph will be added at the conclusion of this section.]

Refer to Item 7A. “Quantitative and Qualitative Disclosures About Market Risk” on page 23 of this report for further discussion of the impact of foreign currency exchange rates on the Company’s results of operations and financial condition.

Results of Operations

Years ended December 31, 2014 and 2013

Revenues. The Company’s revenues were $4.70 billion for the year ended December 31, 2014, increasing by 10.6% compared to $4.25 billion for the year ended December 31, 2013. Revenues from foreign operations represented 23% and 24% of total revenues for the years ended December 31, 2014 and 2013, respectively. We analyze revenues for three reportable segments: temporary and consultant staffing, permanent placement staffing and risk consulting and internal audit services. In 2014, revenues for all three of the Company’s reportable segments were up compared to 2013. Results were strongest domestically with broad-based revenue expansion across the Company’s staffing and consulting operations. Contributing factors for each reportable segment are discussed below in further detail.

Temporary and consultant staffing services revenues were $3.68 billion for the year ended December 31, 2014, increasing by 9.1% compared to revenues of $3.37 billion for the year ended December 31, 2013. Key drivers of temporary and consultant staffing services revenues include average hourly bill rates and the number of hours worked

Securities and Exchange Commission
May 13, 2015

by the Company’s temporary employees on client engagements. On a same-day, constant-currency basis, temporary and consultant staffing services revenues increased 9.5% for 2014, compared to 2013, due primarily to an increase in the number of hours worked by the Company’s temporary employees and inclusive of a 3.2% increase in average bill rates. In the U.S., 2014 revenues increased 10.6% on both an as reported and a same-day basis, compared to 2013. For the Company’s international operations, 2014 revenues increased 4.2% and on a same-day, constant-currency basis increased 5.9%, compared to 2013.

Permanent placement staffing revenues were $395 million for the year ended December 31, 2014, increasing by 13.5% compared to revenues of $348 million for the year ended December 31, 2013. Key drivers of permanent placement staffing revenues consist of the number of candidate placements and the average fees earned per placement. On a same-day, constant-currency basis, permanent placement revenues increased 14.3% for 2014 compared to 2013, driven primarily by an increase in the number of placements. In the U.S., 2014 revenues increased 17.8% on both an as reported and same-day basis, compared to 2013. For the Company’s international operations, 2014 revenues increased 6.3%, and on a same-day, constant-currency basis increased 8.5%, compared to 2013. Historically, demand for permanent placement services is even more sensitive to economic and labor market conditions than demand for temporary and consulting staffing services and this is expected to continue.

Risk consulting and internal audit services revenues were $624 million for the year ended December 31, 2014, increasing by 18.1% compared to revenues of $528 million for the year ended December 31, 2013. Key drivers of risk consulting and internal audit services revenues are the billable hours worked by consultants on client engagements and average hourly bill rates. On a same-day, constant-currency basis, risk consulting and internal audit services revenues increased 17.5% for 2014 compared to 2013, due primarily to an increase in the number of billable hours worked. In the U.S., 2014 revenues increased 21.9%, or 21.0% on a same-day basis, compared to 2013. For the Company’s international operations, 2014 revenues increased 3.8% and on a same-day, constant-currency basis increased 4.1%, compared to 2013.

Gross Margin. The Company’s gross margin dollars were $1.92 billion for the year ended December 31, 2014, up 11.6% from $1.72 billion for the year ended December 31, 2013. For 2014 compared to 2013, gross margin dollars for all three of the Company’s reportable segments increased. Gross margin dollars as a percentage of revenues increased for both the Company’s temporary and consultant staffing services segment and the risk consulting and internal audit services segment on a year-over-year basis. Contributing factors for each reportable segment are discussed below in further detail.

Gross margin dollars from the Company’s temporary and consultant staffing services represent revenues less direct costs of services, which consist of payroll, payroll taxes and benefit costs for temporary employees, and reimbursable expenses. The key drivers of

Securities and Exchange Commission
May 13, 2015

gross margin are: i) pay/bill spreads, which represent the differential between wages paid to temporary employees and amounts billed to clients; ii) fringe costs, which are primarily composed of payroll taxes and benefit costs for temporary and consultant staffing employees; and iii) conversion revenues, which are earned when a temporary employee converts to a permanent position with the Company’s client. Gross margin dollars for the Company’s temporary and consultant staffing services division were $1.35 billion for the year ended December 31, 2014, up 10.2% from $1.22 billion for the year ended December 31, 2013. As a percentage of revenues, gross margin dollars for temporary and consultant staffing services were 36.6% in 2014, up from 36.2% in 2013. This year-over-year improvement in gross margin percentage of 0.4% was primarily attributable to lower fringe costs driven by lower state unemployment insurance expenses in 2014 compared to 2013.

Gross margin dollars from the Company’s permanent placement staffing services represent revenues less reimbursable expenses. Because reimbursable expenses for permanent placement staffing services are de minimis, the increase in gross margin dollars is explained by the increase in permanent placement revenues previously discussed.

Gross margin dollars for risk consulting and internal audit services represent revenues less direct costs of services, which consist primarily of professional staff payroll, payroll taxes, benefit costs and reimbursable expenses. The primary drivers of risk consulting and internal audit services gross margin are: i) the relative composition of and number of professional staff and their respective pay and bill rates; and ii) staff utilization, which is the relationship of time spent on client engagements in proportion to the total time available for the Company’s risk consulting and internal audit services staff. Gross margin dollars for the Company’s risk consulting and internal audit division were $183 million for the year ended December 31, 2014, up 18.5% from $155 million for the year ended December 31, 2013. As a percentage of revenues, gross margin dollars for risk consulting and internal audit services were 29.4% in 2014, up from 29.3% in 2013. The slight improvement in 2014 was due to a better alignment of the mix of professional staff relative to client demand.

_______________

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

Because a portion of the Company’s net revenues are derived from its operations outside the U.S. and are denominated in local currencies, the Company is exposed to risks associated with foreign currency fluctuations. Changes in exchange rates impact the U.S. dollar amount of the Company’s reported revenues, expenses, earnings, assets and liabilities.

Securities and Exchange Commission
May 13, 2015

For the year ended December 31, 2014, approximately 23% of the Company’s revenues were generated outside of the United States. These operations transact business in their functional currency, which is the same as their local currency. As a result, fluctuations in the value of foreign currencies against the U.S. dollar, particularly the Canadian dollar, British pound, Euro, and Australian dollar, have an impact on the Company’s reported results. Under U.S. GAAP, revenues and expenses denominated in foreign currencies are translated into U.S. dollars at the monthly average exchange rates prevailing during the period. Consequently, as the value of the U.S. dollar changes relative to the currencies of the Company’s non-U.S. markets, the Company’s reported results vary.

During 2014, the U.S. dollar fluctuated, but generally strengthened, against the primary currencies in which the Company conducts business. Currency exchange rates had the effect of decreasing 2014 reported net service revenues by $18 million, or 0.4%. The general strengthening of the U.S. dollar also affected expenses incurred in our foreign operations. Because substantially all our foreign operations generated revenues and incurred expenses within the same country and currency, the favorable effect of lower operating expenses largely offset the decline in reported revenues. Reported net income was $1 million, or 0.5%, lower in 2014 due to the effect of currency exchange rates.

For the month ended January 31, 2015, the U.S. dollar strengthened against the Canadian dollar, British pound, Euro and Australian dollar. If currency exchange rates were to remain at January 2015 levels throughout 2015, the Company’s 2015 full-year reported revenues would be impacted unfavorably, mostly offset by a favorable impact to operating expenses. Thus, the impact to reported net income would likely be immaterial.

Fluctuations in currency exchange rates impact the U.S. dollar amount of the Company’s stockholders’ equity. The assets and liabilities of the Company’s non-U.S. subsidiaries are translated into U.S. dollars at the exchange rates in effect at period end. The resulting translation adjustments are recorded in stockholders’ equity as a component of accumulated other comprehensive income. Although currency fluctuations impact the Company’s reported results and shareholders’ equity, such fluctuations generally do not affect cash flow or result in actual economic gains or losses. The Company generally has few cross-border transfers of funds, except for transfers to the U.S. for payment of intercompany loans, working capital loans made between the U.S. and the Company’s foreign subsidiaries, and dividends from the Company’s foreign subsidiaries.